UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Avianca files motion to lift or, in the alternative, appeal injunction decreed by the Colombian Administrative Court of Cundinamarca

Avianca Holdings S.A. (“Avianca” or the “Company”) announced today that it has filed a motion (the “Motion”) to lift, or in the alternative appeal, the injunction ordered on September 11, 2020 by the Colombian Administrative Court of Cundinamarca (the “Court”) which suspends the disbursement of the up-to-US$370 million loan to Avianca already approved by the Colombian Emergency Mitigation Fund (FOME) as part of Avianca’s Debtor-in-Possession (“DIP”) financing.

The injunction was decreed by the Court in the context of an “accion popular,” a process established in the Colombian constitution that allows citizens to require that government funds be protected. The action filed by a citizen plaintiff demands that Avianca provide sufficient collateral to protect the loan, and that the interest rate to be paid by Avianca to the Colombian Government be greater than the sovereign cost of funds. As demonstrated in the Motion, both conditions are amply met in the structure of the DIP financing, and Avianca has requested that the Court lift the injunction in order to avoid irreparable harm. The Motion sets forth the following key points:

1.

The DIP financing is structured to provide favorable economic terms to lenders, significant collateral support, and repayment priority for the senior tranche which includes the Government of Colombia. The DIP financing is structured to adequately compensate the more-than 90 third-party investors (including the Colombian government) who have expressed an intent to participate in the loan. The interest rate of the loan –a minimum of 11% annualized interest, plus fees– is significantly higher than the sovereign funding cost of Colombia.[1] Furthermore, the structure includes pledges of collateral that –based on valuations carried out by renown international investment banks and consulting firms– provide over two-times-coverage of the Tranche A DIP loan in which the Republic of Colombia will participate (such tranche will also have super-priority over other debts of the Company in accordance with Chapter 11 regulations).

2.

The injunction puts Avianca’s existence, and Colombia’s air connectivity, at risk. If the injunction is upheld, and the Colombian Government is barred from disbursing the loan once it has been approved by the Bankruptcy Court (which is expected to occur within the next two to three weeks), Avianca’s entire proposed DIP financing structure would be affected. Without new financial resources, Avianca would suffer further reductions in its liquidity levels, making its operations unsustainable.

3.

The injunction puts at risk 123,000 annual jobs, 3.19% of Colombia’s GDP,[2] and US$1.3 billion of tax revenue for the country. If the injunction were to be upheld and Avianca were to cease to operate, the impact on the public coffers would be greater than the value of the loan. Among other effects, an estimated 3.19 percentage points of the country’s GDP would be at risk, 123,000 direct and indirect annual jobs would be lost over the next five years[3], and direct and indirect tax revenues would fall by US$1.3 billion over the same period[4]. It is key to highlight that the conditions imposed by the Colombian Government as part of the financing include obligations by Avianca to preserve its management headquarters in in Colombia, maintain its hub in Bogotá, and invest –at least– the sum disbursed by the Government into the country’s economy.

4.

The injunction’s effects on the public interest are not limited to connectivity. Equally importantly, if Avianca should cease to operate, Colombia’s economic recovery would be significantly impacted, and sectors that have already suffered significantly –such as country’s tourism industry– would be particularly affected. As the Colombian Supreme Court has recently

[1]	As an example, the Government raised an 11-year-life sovereign bond issue in June 2020, with an annual coupon rate of 3.125%.
[2]	According to studies by Oxford Economics, Avianca contributed directly and indirectly to 3.19% of Colombia’s GDP in 2019.
[3]	According to studies by the international economic consulting firm Compass Lexecon.
[4]	According to studies by the international economic consulting firm Compass Lexecon.

acknowledged, a severe reduction in the supply of air transport –an essential public service– would adversely impact fundamental rights such as life, health, work and the basic needs of countless Colombian citizens. Further, as also recognized by the Supreme Court, a shutdown of Avianca would not only result in the the loss of thousands of jobs, but would hinder the transport of medicines, organs, blood, and medical patients and supplies, as well as perishable products and foodstuffs, to numerous hard-to-access destinations across the country.

5.

The injunction would further harm the tourism sector and impact the entire airline industry value chain. The characteristics of the airline industry, which requires large capital investments, complex operations, and significant regulatory oversight, as well as the financial challenges faced by other airlines in Colombia and abroad, make it financially, commercially and regulatorily unrealistic for other airlines to replace Avianca’s connectivity, and mitigate its economic impact, over the next five years.

Avianca trusts that the Court will analyze the arguments set forth in the Motion, as well as those laid out by the other defendants named in the action, with the same expediency it exhibited towards the plaintiff’s arguments, and within the five-business-day legally established deadline. In addition, the Company expects that once the Court has been able to review all of the facts that were not at its disposal when granting the injunction, it will decide to immediately lift the injunction in order to avoid irreparable harm to the general public interest and to the thousands of families who depend directly and indirectly on Avianca.

About Avianca Holdings S.A. (OTCMKTS: AVHOQ) (BVC: PFAVH)

Avianca is the trademark for the group of passenger airlines and cargo airlines under the holding company Avianca Holdings S.A. Avianca has been flying continuously for 100 years. As of December 2019, the Company operated a fleet of 158 aircraft and served 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, the Company earned US$ 4.6 billion in 2019 and carried 30.5 million passengers.

Forward-Looking Statements

Avianca has included statements in this press release that constitute “forward-looking statements”. As a general matter, forward-looking statements are those focused on future or anticipated events or trends, expectations, and beliefs including, among other things, the Company’s expectations with respect to its Chapter 11 proceedings, the airline industry and the impacts of COVID-19. Such statements are intended to be identified by words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” “project,” “plan” and similar expressions in connection with any discussion of future operating or financial performance. Any forward-looking statements are and will be based upon the Company’s then-current expectations, estimates and assumptions regarding future events and are applicable only as of the dates of such statements. Readers are cautioned not to put undue reliance on such forward-looking statements.

Forward-looking statements in this press release are not guarantees of future performance and involve risks and uncertainties, including with respect to the Chapter 11 process, related negotiations and hearings before the Bankruptcy Court, as well as the COVID-19 crisis. Actual results may differ materially from those projected in this press release for numerous reasons, including factors outside of the Company’s control. The Company expressly disclaims any obligation to update or revise this press release, including any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investor Contact

Avianca: Luca Pfeifer, Head of Investor Relations

ir@avianca.com

(571) (5877700)

U.S. and Europe Media Contact

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 212 355 4449

Central America Media Contacts

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

LLYC:

Alejandra Aljure, Director

aaljure@llorenteycuenca.com

Colombia and South America Media Contact

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary